UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2021

COMMISSION FILE NUMBER 001-41045

Mynaric AG

(Translation of registrant’s name into English)

Dornierstraße 19

82205 Gilching

Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Mynaric AG (the “Company”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, a press release issued by the Company on December 20, 2021; (ii) furnishing, as Exhibit 99.2 to this Form 6-K, a press release issued by the Company on December 15, 2021; and (iii) furnishing, as Exhibit 99.3 to this Form 6-K, a press release issued by the Company on December 13, 2021.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated December 20, 2021: Mynaric selected for DARPA program to lay out future optical communications terminal

99.2	Press release dated December 15, 2021: Mynaric receives Pioneer Space Business Award of the Year from Euroconsult

99.3	Press release dated December 13, 2021: European Commission selects Mynaric-co-led UN:IO consortium for initial work on an independent European satellite communications constellation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

By	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

By	/s/ Sven Meyer-Brunswick
	Name:	Sven Meyer-Brunswick
	Title:	Authorized Representative

Date: December 20, 2021